February 3, 2020

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

       Re: Activision Blizzard, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed on February 28, 2019
           File No. 001-15839

Dear Mr. Durkin:

       We have reviewed your January 23, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 9, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Significant Judgment around Revenue Arrangements with Multiple Deliverables, page F-18

1. We note your response to prior comment 2. Please revise your disclosures both here and in your critical accounting policies to address the following:

           Describe further the separate performance obligations for your games with both online and offline functionality. For instance, in your September 19, 2019 response to comment 5, you state that the performance obligations for most of your titles in the
           Call of Duty franchise include: (1) a license to the game software that is accessible without an internet connection (predominantly the single-player campaign); and
 Dennis Durkin
Activision Blizzard, Inc.
February 3, 2020
Page 2
           (2) ongoing activities associated with the online components of the game ("online functionality"), most notably associated with online content updates, hosting of the online content and game play, and match making. Also, ensure such disclosures describe the significant functionalities that are available with your online services but not in the single-player campaign mode.
           Expand your discussion of the significant judgments used to determine the standalone selling price for each performance obligation and ensure you address the fact that your offline campaign mode is not designed for significant replay-ability after the initial completion of the campaign as indicated in your November 26, 2019 response to comment 4.
           To the extent any factors identified in your current disclosures, including those on page F-19, are not typically used in determining your standalone selling price, please revise your disclosures accordingly. In this regard based on your various responses, it is unclear if costs are used in such determination.

       Please provide a draft of your proposed revised disclosures in your response. Refer to
       ASC 606-10-50-20.
      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                             Sincerely,
FirstName LastNameDennis Durkin
                                                             Division of
Corporation Finance
Comapany NameActivision Blizzard, Inc.
                                                             Office of
Technology
February 3, 2020 Page 2
cc:       Jarva Brown
FirstName LastName